EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2014 and 2013

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at September 30, 2014 and for the periods ended September 30, 2014 and 2013 have not been audited by the Company’s independent auditors.

“David Wolfin”	“Malcolm Davidson”

David Wolfin	Malcolm Davidson, CA
President & CEO	Chief Financial Officer
November 12, 2014	November 12, 2014

AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)

	Note	September 30, 2014	December 31, 2013
		(unaudited)

ASSETS
Current assets
Cash and cash equivalents		$8,823,969	$3,839,595
Amounts receivable		1,386,259	1,431,781
Loan receivable	3	1,250,000	-
Sales taxes recoverable		967,816	307,101
Prepaid expenses and other assets		1,181,121	713,967
Inventory	4	2,778,227	1,854,468
		16,387,392	8,146,912

Exploration and Evaluation Assets	5	17,601,109	15,686,176
Plant, Equipment and Mining Properties	6	16,566,950	10,564,617
Investment in Associate	7	2,628,175	-
Investments in Related Companies	8	32,477	94,040
Investments in Other Companies	9	70,000	55,000
Reclamation Bonds		5,500	5,500
		$53,291,603	$34,552,245

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$2,658,671	$1,410,947
Amounts due to related parties	15	185,037	156,833
Current portion of finance lease obligations	16	1,140,200	585,845
Taxes payable		618,415	42,547
		4,602,323	2,196,172

Warrant Liability	10	312,396	-
Finance Lease Obligations	16	1,729,476	1,090,977
Reclamation Provision	11	1,988,897	1,833,938
Deferred Tax Liabilities		5,660,518	4,884,130
Total liabilities		14,293,610	10,005,217

EQUITY
Share Capital	12	53,766,310	42,784,832
Equity Reserves		10,673,213	10,150,849
Treasury Shares (14,180 shares, at cost)		(101,869)	(101,869)
Accumulated Other Comprehensive Income		1,053,840	215,680
Accumulated Deficit		(26,393,501)	(28,502,464)
Total Equity		38,997,993	24,547,028
		$53,291,603	$34,552,245

Commitments – Note 18
Subsequent Events – Note 20

Approved by the Board of Directors on November 12, 2014:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
For the three and nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

		Three months ended		Nine months ended
	Note	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Revenue from Mining Operations	13	$4,704,213	$3,821,622	$15,583,261	$12,263,578
Cost of Sales	13	2,994,135	1,498,405	9,168,088	6,561,115
Mine Operating Income		1,710,078	2,323,217	6,415,173	5,702,463
Operating Expenses
General and administrative expenses	14	668,612	873,522	2,428,653	2,483,297
Share-based payments		812,687	391,341	824,972	890,676
Operating earnings		228,779	1,058,354	3,161,548	2,328,490
Other Items
Fair value adjustment on warrant liability	10	690,672	-	983,251	-
Foreign exchange gain (loss)		395,999	(64,926)	(107,465)	315,247
Interest and other income		15,644	3,510	20,626	48,220
Accretion of reclamation provision		(33,453)	-	(98,144)	-
Mineral property option income		-	30,000	-	69,500
Share of net loss of equity investee	7	(90,944)	-	(90,944)	-
Unrealized loss on investments in related companies	8	(5,268)	(1,244)	(2,445)	(107,983)
Unrealized gain (loss) on investments	9	2,500	4,000	15,000	(3,500)
Net Income Before Income Taxes		1,203,929	1,029,694	3,881,427	2,649,974
Income Taxes
Current income tax expense		(374,239)	-	(1,182,369)	-
Deferred income tax expense		(41,885)	(91,000)	(654,034)	(176,000)
Net Income		787,805	938,694	2,045,024	2,473,974
Other Comprehensive Income (Loss) - Items that may be reclassified subsequently to income or loss
Currency translation differences of foreign operations		865,317	(296,556)	838,160	68,621
Comprehensive Income		$1,653,122	$642,138	$2,883,184	$2,542,595
Earnings per Share
Basic		$0.02	$0.03	$0.06	$0.09
Diluted		$0.02	$0.03	$0.06	$0.09
Weighted Average Number of Common Shares Outstanding
Basic		32,290,392	27,434,609	31,521,145	27,382,576
Diluted		33,536,345	27,777,794	32,611,312	27,901,978

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Changes in Equity
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, December 31, 2012		27,127,416	$42,088,103	$9,749,674	$(101,869)	$(330,211)	$(29,458,319)	$21,947,378
Common shares issued for cash:
Exercise of stock options		316,918	254,358	-	-	-	-	254,358
Carrying value of stock options exercised		-	345,377	(345,377)	-	-	-	-
Share-based payments		-	-	890,676	-	-	-	890,676
Options and warrants cancelled or expired		-	-	(68,751)	-	-	68,751	-
Net income for the period		-	-	-	-	-	2,473,974	2,473,974
Currency translation differences of foreign operations		-	-	-	-	68,621	-	68,621
Balance, September 30, 2013		27,444,334	$42,687,838	$10,226,222	$(101,869)	$(261,590)	$(26,915,594)	$25,635,007

Balance, December 31, 2013		27,488,834	$42,784,832	$10,150,849	$(101,869)	$215,680	$(28,502,464)	$24,547,028
Common shares issued for cash:
Brokered public offerings	12	4,886,163	11,298,039	-	-	-	-	11,298,039
Less share issuance costs	12		(940,942)	-	-	-	-	(940,942)
Exercise of stock options	12	258,100	299,312	-	-	-	-	299,312
Carrying value of stock options exercised		-	325,069	(325,069)	-	-	-	-
Share-based payments		-	-	911,372	-	-	-	911,372
Options and warrants cancelled or expired		-	-	(63,939)	-	-	63,939	-
Net income for the period		-	-	-	-	-	2,045,024	2,045,024
Currency translation differences of foreign operations		-	-	-	-	838,160	-	838,160
Balance, September 30, 2014		32,633,097	$53,766,310	$10,673,213	$(101,869)	$1,053,840	$(26,393,501)	$38,997,993

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Cash Flows
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

	Note	2014	2013
Cash Provided By (Used In):
Operating Activities
Net income		$2,045,024	$2,473,974
Adjustments for non-cash items:
Deferred income tax expense		654,034	176,000
Depreciation and depletion		940,164	745,731
Accretion of reclamation provision		98,144	-
Unrealized foreign exchange loss		107,465	-
Share-based payments		884,372	890,676
Unrealized loss (gain) on investments		(12,555)	111,483
Share of net loss of equity investee		90,944	-
Fair value adjustment on warrant liability		(983,251)	-
Mineral property option income		-	(39,500)
		3,824,341	4,358,364
Net change in non-cash working capital items	17	(1,404,310)	(624,665)
		2,420,031	3,733,699
Financing Activities
Shares and units issued for cash, net of issuance costs		11,952,056	254,358
Finance lease payments		(889,141)	(250,448)
		11,062,915	3,910
Investing Activities
Exploration and evaluation expenditures		(1,352,715)	(913,138)
Additions to plant, equipment and mining properties		(4,681,846)	(2,355,147)
Investment in associate		(2,660,000)	-
		(8,694,561)	(3,268,285)
Change in cash and cash equivalents		4,788,385	469,324
Effect of exchange rate changes on cash and cash equivalents		195,989	(206,616)
Cash and Cash Equivalents, Beginning		3,839,595	4,035,985
Cash and Cash Equivalents, Ending		$8,823,969	$4,298,693

Cash and Cash Equivalents Consist of:
Bank balances		$8,823,969	$3,181,447
Guaranteed investment certificates		-	1,117,246
		$8,823,969	$4,298,693

Supplementary Cash Flow Information (Note 17)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver and gold, and the acquisition, exploration, and development of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX Venture Exchange (“TSX-V”), the NYSE MKT and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo mine in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company, except for the accounting policies which have changed as a result of the adoption of new and revised standards and interpretations which are effective January 1, 2014. These condensed consolidated interim financial statements do not contain all of the information required for full annual consolidated financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2013 annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2014 and July 1, 2014 had no significant impact on the Company’s condensed consolidated interim financial statements for the periods presented:

IAS 36 – Impairment of Assets
In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when an asset’s or a CGU’s recoverable amount is based on fair value less costs of disposal.

IFRIC 21 – Levies
In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

Annual improvements
In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles to make necessary but non-urgent amendments to existing standards. The amendments are effective on July 1, 2014.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

The following accounting standards were issued but not yet effective as of September 30, 2014:

IFRS 15 – Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9 – Financial Instruments
The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Basis of Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration

Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company

Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.39% direct 1.27% indirect (Promotora) 99.66% effective	Mexico	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed consolidated interim financial statements.

On June 4, 2013, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company’s ownership by 0.38% to an effective 99.66%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.28% in Avino Mexico prior to the 0.38% increase. The issuance of shares to the Company by Avino Mexico on June 4, 2013 resulted in a reduction in the non-controlling interest from 0.72% to 0.34%.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

Investment in Associate

The Company defines an associate as an entity over which it has significant influence, but not control, that is neither a subsidiary nor an interest in a joint venture.

The Company’s investment in associate is accounted for by the equity method. Under this method, the investment is initially recorded at cost and adjusted thereafter to record the Company’s share of post‐acquisition earnings or loss of the investee as if the investee had been consolidated. The carrying value of the investment is also increased or decreased to reflect the Company’s share of capital transactions, including amounts recognized in other comprehensive income (if any).

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivables, or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Financial instruments comprise cash and cash equivalents, amounts receivable, loan receivable, investments in related and other companies, reclamation bonds, accounts payable, amounts due to related parties, warrant liability, and finance lease obligations. At initial recognition management has classified financial assets and liabilities as follows:

The Company has classified its cash and cash equivalents, investments in related and other companies, and warrant liability as FVTPL. Amounts receivable, loan receivable, and reclamation bonds are classified as loans and receivables. Accounts payable, amounts due to related parties, and finance lease obligations are classified as other financial liabilities.

Subsequent to initial recognition, financial assets are measured in accordance with the following:

(i)
Financial assets classified as fair value through profit or loss are measured at fair value. All gains and losses resulting from changes in their fair value are included in net income (loss) in the period in which they arise.

(ii)
Held-to-maturity investments and loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net income (loss), using the effective interest method less any impairment.

(iii)
Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net income (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net income (loss).

Subsequent to initial recognition, financial liabilities are measured in accordance with the following:

(i)
Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

(ii)
Financial liabilities classified as fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss are recognized in net income (loss). At September 30, 2014, the Company classified share purchase warrants with an exercise price in U.S. dollars (see note 10) as financial liabilities at fair value through profit or loss. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in net income (loss).

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its unaudited condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2014 are consistent with those applied and disclosed in note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2013. With respect to the investment in associate which was made during the three months ended September 30, 2014, the Company carries its investment at cost and adjusts for its share of earnings and capital transactions of the investee. The Company reviews the carrying value of the investment whenever events or changes in circumstances indicate that impairment may be present. In undertaking this review, the Company makes reference to the investee’s financial circumstances and to the prevailing technological, market, economic, and legal environments in which the investee operates. The review would generally include a consideration of assumptions made with respect to the investee’s anticipated operating and capital costs and with respect to metals prices. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the investment.

3.	LOAN RECEIVABLE

In July 2014, the Company entered into a loan agreement (the “Loan”) with Bralorne Gold Mines Ltd. (“Bralorne”), under which the Company agreed to lend an aggregate of $1,250,000 to Bralorne. The principal amount of the Loan accrues interest, calculated from the date of advance, at a rate of 12.0% per annum. The Loan, including principal, accrued interest, and other expenses, costs or charges payable thereunder is due and payable by Bralorne 30 days after demand is made after October 31, 2014. The Loan is secured by a general security interest over all of the present and future assets of Bralorne. At September 30, 2014, the Company had advanced the full amount of $1,250,000 to Bralorne.

As described in Note 20, on October 20, 2014, the Company completed its acquisition of the remaining common shares of Bralorne it did not already own. As a result of the acquisition, Bralorne became a wholly-owned subsidiary of the Company and the loan receivable will therefore be eliminated on consolidation in subsequent consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

4.	INVENTORY

	September 30, 2014	December 31, 2013

Concentrate inventory	$344,222	$448,019
Process material stockpiles	1,818,298	1,041,994
Materials and supplies	615,707	364,455
	$2,778,227	$1,854,468

The amount of inventory recognized as an expense for the nine months ended September 30, 2014 totalled $9,168,088 (nine months ended September 30, 2013 – $6,561,115), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

5.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total

Balance, January 1, 2013	$12,828,198	$3	$1	$12,828,202

Costs incurred during 2013:
Assessments and taxes	181,048	-	-	181,048
Drilling and exploration	524,433	-	-	524,433
Reclamation provision	1,500,000	-	-	1,500,000
Geological and related services	196,431	-	-	196,431
Depreciation of plant and equipment	240,021	-	-	240,021
Effect of movements in exchange rates	216,041	-	-	216,041
Balance, December 31, 2013	$15,686,172	$3	$1	$15,686,176

Costs incurred during 2014:
Assessments and taxes	108,327	500	-	108,827
Drilling and exploration	1,224,328	-	-	1,224,328
Geological and related services	46,560	-	-	46,560
Depreciation of plant and equipment	297,079	-	-	297,079
Effect of movements in exchange rates	238,139	-	-	238,139

Balance, September 30, 2014	$17,600,605	$503	$1	$17,601,109

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

5.	EXPLORATION AND EVALUATION ASSETS (continued)

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)
Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases 4 mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)	Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares.  Within the Avino mine site area is the Company’s San Gonzalo mine which achieved production levels intended by management as of October 1, 2012, and on that date accumulated exploration and evaluation costs for the San Gonzalo mine were transferred to mining properties.

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)	Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

5.	EXPLORATION AND EVALUATION ASSETS (continued)

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of $250,100.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”) at the commencement of commercial production from the property. In addition, after the development period, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b)	British Columbia, Canada

The Company’s mineral claims in British Columbia encompass two properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada which collectively comprise the Eagle property. In January 2012, the Company entered into an option agreement on the Eagle property, under which the optionee is required to make cash payments, incur exploration expenditures, and issue shares to the Company in order to earn a 75% interest in the property.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

6.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	TOTAL
	$	$	$	$	$	$	$
COST
Balance at January 1, 2013	2,680,320	21,387	90,678	1,753,306	2,095,473	331,112	6,972,276
Additions	607,068	23,592	21,852	2,894,154	1,292,746	173,676	5,013,088
Effect of movements in exchange rates	145,640	1,162	4,927	95,268	113,860	17,991	378,848
Balance at December 31, 2013	3,433,028	46,141	117,457	4,742,728	3,502,079	522,779	12,364,212
Additions	658,918	6,338	60,061	2,864,449	3,108,086	65,988	6,763,840
Effect of movements in exchange rates	161,536	2,171	5,527	223,162	164,785	24,599	581,780
Balance at September 30, 2014	4,253,482	54,650	183,045	7,830,339	6,774,950	613,366	19,709,832

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2013	94,188	8,073	23,633	384,513	116,379	37,010	663,796
Additions	122,474	5,097	11,264	510,939	98,682	351,275	1,099,731
Effect of movements in exchange rates	5,117	439	1,284	20,893	6,324	2,011	36,068
Balance at December 31, 2013	221,779	13,609	36,181	916,345	221,385	390,296	1,799,595
Additions	377,367	4,987	19,515	747,238	84,691	24,810	1,258,608
Effect of movements in exchange rates	10,434	640	1,702	43,119	10,418	18,366	84,679
Balance at September 30, 2014	609,580	19,236	57,398	1,706,702	316,494	433,472	3,142,882

NET BOOK VALUE
At September 30, 2014	3,643,902	35,414	125,647	6,123,637	6,458,456	179,894	16,566,950
At December 31, 2013	3,211,249	32,532	81,276	3,826,383	3,280,694	132,483	10,564,617

Mill machinery and processing equipment includes $1,790,072 in construction in progress as at September 30, 2014 (December 31, 2013 - $456,414), on which no depreciation was charged in the periods then ended.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

7.	INVESTMENT IN ASSOCIATE

Investment in associate comprises the following:

September 30, 2014
Common shares of Bralorne Gold Mines Ltd.	9,679,149
Percentage ownership	34%

For nine months ended September 30, 2014, the movement in the investment in Bralorne Gold Mines Ltd. (“Bralorne”) was as follows:

September 30, 2014
Carrying amount, beginning	$-
Acquisition	2,719,119
Share of net loss	(90,944)
Carrying amount, ending	$2,628,175

In July 2014, the Company acquired 9,500,000 common shares of Bralorne for a purchase price of $0.28 per share ($2,660,000 in total), representing approximately 33.3% of Bralorne’s total issued and outstanding shares. Avino previously held 179,149 common shares of Bralorne, and upon completion of this share purchase owned a total of 9,679,149 common shares of Bralorne, representing approximately 34% of the total issued and outstanding shares of Bralorne. Bralorne holds an undivided 100% legal and beneficial interest in the Bralorne gold mine project in British Columbia, where its principal operations are located.

Summarized financial information for Bralorne as at September 30, 2014 was as follows:

September 30, 2014
Assets	$11,657,830
Liabilities	(2,509,396)
Revenues	-
Net loss	(267,911)

The fair value of Bralorne’s common shares at September 30, 2014, excluding potential selling costs, according to published share price quotations was $1,742,247. As described in Note 20, on October 20, 2014, the Company completed the acquisition of the remaining common shares of Bralorne it did not already own and Bralorne became a wholly-owned subsidiary, thereby eliminating the investment in associate from the Company’s subsequent consolidated financial statements.

8.	INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated Unrealized	Fair Value September 30,	Fair Value December 31,
	Cost	Gains (Losses)	2014	2013
(a) Bralorne Gold Mines Ltd.	$-	$-	$-	$57,327
(b) Levon Resources Ltd.	4,236	28,240	32,476	36,712
(c) Oniva International Services Corp.	1	-	1	1
	$4,237	$28,240	$32,477	$94,040

During the nine months ended September 30, 2014, the Company recorded a $2,445 unrealized loss (nine months ended September 30, 2013 - $107,983) on investments in related companies, representing the change in fair value during the periods.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

8.	INVESTMENTS IN RELATED COMPANIES (continued)

(a)	Bralorne Gold Mines Ltd. (“Bralorne”)

Bralorne is a public company with common directors. During the three months ended September 30, 2014, the Company acquired additional shares of Bralorne and reclassified its ownership interest as investment in associate (Note 7).

(b)	Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $32,476 as at September 30, 2014 (December 31, 2013 - $36,712). Levon is a public company with common directors.

(c)	Oniva International Services Corp. (“Oniva”)

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by certain directors and management in common. See Note 18 for disclosure of the Company’s commitments with Oniva.

9.	INVESTMENTS IN OTHER COMPANIES

The Company classifies its investments in other companies as a long-term investment designated at fair value through profit and loss, summarized as follows:

		Accumulated Unrealized	Fair Value September 30,	Fair Value December 31,
	Cost	Gains (Losses)	2014	2013
(a) Avaron Mining Corp.	$40,000	$-	$40,000	$40,000
(b) Benz Capital Corp.	14,500	15,500	30,000	15,000
	$54,500	$15,500	$70,000	$55,000

(a)	Avaron Mining Corp. (“Avaron”)

In January 2012, the Company acquired 150,000 common shares of Avaron at a cost of $15,000. In April 2013, Avino received an additional 250,000 common shares at a cost of $25,000 in accordance with the consent to assign the option agreement on the Eagle property referred to in Note 5 (c) from Avaron to Benz Capital Corp.

(b)	Benz Capital Corp. (“Benz”)

In April 2013, the Company acquired 50,000 common shares of Benz as part of the assignment of the option agreement on the Eagle property referred to in Note 5 (c). The value assigned to the investment is based on the market price of Benz’s common shares on the date the agreement was entered into.

10.	WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in U.S. dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

10.	WARRANT LIABILITY (continued)

A reconciliation of the changes in the warrant liability during the period is as follows:

September 30, 2014
Balance at beginning of period	$-
Recognition upon issuance	1,295,647
Gain on subsequent re-measurement	(983,251)
Balance at end of period	$312,396

Continuity of derivative warrants during the period is as follows:

	Underlying Shares	Weighted Average Exercise Price
Derivative warrants outstanding and exercisable, December 31, 2013	-		-
Issued	1,033,059	$	US2.87
Derivative warrants outstanding and exercisable, September 30, 2014	1,033,059	$	US2.87

Derivative warrants outstanding and exercisable as at September 30, 2014 are as follows:

	Exercise	Derivative Warrants Outstanding and Exercisable
Expiry Date	Price per Share	September 30, 2014	December 31, 2013
February 25, 2017	$ US2.87	1,033,059	-

As at September 30, 2014, the weighted average remaining contractual life of warrants outstanding was 2.39 years.

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	September 30, 2014	February 20, 2014
		(Date of issuance)

Weighted average assumptions:
Risk-free interest rate	1.16%	1.20%
Expected dividend yield	0%	0%
Expected option life (years)	2.39	3.00
Expected stock price volatility	66.22%	69.49%
Weighted average fair value	$0.30	$1.25

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

11.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at September 30, 2014 is a present value of $1,988,897 (December 31, 2013 - $1,833,938). The present value of the obligation was calculated using a risk-free interest rate of 7% (December 31, 2013 – 7%) and an inflation rate of 4.25% (December 31, 2013 – 4.25%).  Reclamation activities are estimated to begin in 2019 for San Gonzalo and in 2023 for the Avino Mine. The undiscounted value of the obligation is $2,406,600 (December 31, 2013 - $2,274,153).

A reconciliation of the changes in the reclamation provision during the periods is as follows:

	September 30, 2014	December 31, 2013

Balance at beginning of period	$1,833,938	$323,140
Unwinding of discount	98,144	21,596
Change in estimates	-	(28,648)
Effect of movements in exchange rates	56,815	17,850
Initial recognition of provision for Avino Mine	-	1,500,000
Balance at end of period	$1,988,897	$1,833,938

12.	SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)
During July and August of 2014, the Company sold an aggregate of 279,337 common shares at an average price of $2.46 (US$2.29) per common share for gross proceeds of $686,659 (US$638,642) in an at-the-market offering issued under a prospectus supplement of up to US$25,000,000, which was filed on July 7, 2014.

The Company paid a 3% cash commission on the gross proceeds in the amount of $20,600 (US$19,159) and incurred additional accounting, legal and regulatory costs of $2,641.

(ii)
On February 20, 2014, the Company closed an at-the-market brokered public offering issuing 2,540,709 common shares at an average price of $2.50 (US$2.26) per common share for gross proceeds of $6,340,523 (US$5,741,668).

The Company paid a 3% cash commission on the gross proceeds in the amount of $190,216 (US$172,250) and incurred additional accounting, legal and regulatory costs of $167,871.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

12.	SHARE CAPITAL (continued)

(iii)
On February 21, 2014, the Company closed a brokered private placement issuing 2,066,117 units at a price of $2.69 (US$2.42) per unit for gross proceeds of $5,566,504 (US$5,000,000). Each unit is comprised of one common share and one-half of a transferrable share purchase warrant. Each share purchase warrant is exercisable at a price of US$2.87 per warrant into one-half of a common share until February 25, 2017. If the volume weighted average closing market price for the Company's common shares on the NYSE MKT is greater than USD$6.85 per share for a period of 20 consecutive trading days, then the Company may deliver a notice to the warrant holder notifying such holder that the warrants must be exercised within 30 days from the date of delivery of such notice, otherwise the warrants will expire on the thirty-first day after the date of delivery of the notice.

Of the $5,566,504 total aggregate proceeds raised in this financing, the $1,295,647 fair value of the warrants was attributed to warrant liability (Note 10) and the residual amount of $4,270,857 was attributed to common shares.

The Company incurred share issuance costs of $559,614 with respect to this private placement.

(iv)	During the nine months ended September 30, 2014, the Company issued 258,100 common shares upon the exercise of stock options for gross proceeds of $299,312.

(c)	Warrants:

During the nine months ended September 30, 2014 there were no warrants exercised, and there were 1,033,059 warrants issued as summarized in Note 10.

(d)	Stock options:

The Company has a stock option plan to purchase the Company’s common shares under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers and employees (up to a limit of 5%), and to persons providing investor relations or consulting services (up to a limit of 2%), the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed five years from the grant date.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

12.	SHARE CAPITAL (continued)

(d)	Stock options (continued)

Continuity of stock options for the nine months ended September 30, 2014 and the year ended December 31, 2013 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding and exercisable, December 31, 2012	2,480,000	$1.81
Granted	650,000	$1.61
Forfeited	(55,000)	$1.71
Expired	(70,625)	$1.60
Exercised	(361,418)	$0.82
Stock options outstanding and exercisable, December 31, 2013	2,642,957	$1.16
Granted	855,000	$1.90
Forfeited	(50,000)	$1.15
Exercised	(258,100)	$1.16
Stock options outstanding and exercisable, September 30, 2014	3,189,857	$1.36

As at September 30, 2014, the weighted average remaining contractual life of stock options outstanding was 2.83 years.

Details of stock options outstanding and exercisable are as follows:

	Stock Options Outstanding
Expiry Date	Exercise Price	September 30, 2014	December 31, 2013

January 14, 2015	$0.81	45,000	60,000
September 10, 2015	$1.05	228,357	268,357
January 18, 2016	$1.02	806,500	924,600
September 30, 2016	$1.02	700,000	760,000
February 18, 2018	$1.60	195,000	230,000
September 9, 2018	$1.62	360,000	400,000
September 19, 2019	$1.90	855,000	-
		3,189,857	2,642,957

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

12.	SHARE CAPITAL (continued)

(e)	Earnings per share:

The calculations for earnings per share and diluted earnings per share are as follows:

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net income for the period	$787,805	$938,694	$2,045,024	$2,473,974
Basic weighted average number of shares outstanding	32,290,392	27,434,609	31,521,145	27,382,576
Effect of dilutive share options	1,127,344	343,185	1,098,800	519,402
Diluted weighted average number of shares outstanding	33,417,736	27,777,794	32,619,945	27,901,978
Basic earnings per share	$0.02	$0.03	$0.06	$0.09
Diluted earnings per share	$0.02	$0.03	$0.06	$0.09

13.	REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver and gold concentrate from the San Gonzalo mine and the Avino stockpiles during the nine months ended September 30, 2014 and September 30, 2013.

Cost of sales consists of changes in inventories, direct costs including personnel costs, general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party smelting, refining and transport fees, and depreciation related to sales and other expenses for the periods.  Cost of sales is based on the weighted average cost of contained or recoverable ounces sold for the periods.  Direct costs include the costs of extracting co-products.

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Direct costs	$2,608,931	$1,335,192	$8,178,149	$5,815,899
Depreciation and depletion	325,804	163,213	930,539	745,216
Share-based payments	59,400	-	59,400	-
	$2,994,135	$1,498,405	$9,168,088	$6,561,115

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

14.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the consolidated statements of operations consist of the following:

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Depreciation	$3,202	$171	$9,625	$515
Directors fees	20,000	20,000	60,000	135,000
Interest expense	43,342	39,738	86,731	39,738
Investor relations	54,427	24,367	189,482	142,217
Management and consulting fees	105,512	46,440	470,797	344,370
Office and miscellaneous	55,390	262,457	253,906	525,431
Professional fees	82,082	113,977	313,382	282,635
Regulatory and compliance fees	24,806	28,068	92,931	80,678
Salaries and benefits	232,583	296,081	810,798	800,646
Travel and promotion	47,268	42,223	141,001	132,067
	$668,612	$873,522	$2,428,653	$2,483,297

15.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and nine months ended September 30, 2014 and 2013 were as follows:

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Salaries, benefits, and consulting fees	$237,717	$294,025	$755,711	$635,307
Share‐based payments	594,000	206,950	594,000	420,450
	$831,717	$500,975	$1,349,711	$1,055,757

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

15.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $186,371 (December 31, 2013 - $115,507) are included in prepaid expenses and other assets on the consolidated statements of financial position. As at September 30, 2014 and December 31, 2013, the following amounts were due to related parties:

	September 30, 2014	December 31, 2013
Directors	$22,397	$11,870
Bralorne Gold Mines Ltd.	21,638	-
Oniva International Services Corp.	135,458	135,458
Sampson Engineering Inc.	-	1,840
Jasman Yee & Associates, Inc.	5,544	5,040
Wear Wolfin Design	-	2,625
	$185,037	$156,833

(c)	Other related party transactions

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) for its expenses and to pay Oniva a percentage fee as described in Note 18. The transactions with Oniva during the three and nine months ended September 30, 2014 and 2013 are summarized below:

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Salaries and benefits	$69,880	$90,337	$238,886	$217,826
Office and miscellaneous	86,762	77,479	266,347	227,802
	$156,642	$167,816	$505,233	$445,628

In the normal course of operations, the company transacts with companies related to Avino’s directors and officers. During the nine months ended September 30, 2014, the company recorded consulting fees of $58,442 (September 30, 2013 - $57,974) from a company controlled by a director, and financial consulting fees of $22,500 (September 30, 2013 – $22,500) from a company related to a director.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

16.	FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2015 and 2018 with interest rates ranging from 4.5% to 13.9% per annum.  The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount.  The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. Plant and equipment includes a net carrying amount of $4,375,271 (December 31, 2013 - $2,714,933) for this leased mining equipment.

The contractual maturities and interest charges in respect of the Company’s finance lease obligations are as follows:

	September 30, 2014	December 31, 2013
Not later than one year	$1,243,767	$643,312
Later than one year and not later than five years	1,796,468	1,146,189
Less: Future interest charges	(170,559)	(112,679)
Present value of minimum lease payments	2,869,676	1,676,822
Less: Current portion	(1,140,200)	(585,845)
Non-current portion	$1,729,476	$1,090,977

On December 20, 2012, the Company entered into a master credit facility of up to US$5 million with Caterpillar Finance in order to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine. As of September 30, 2014, the Company had US$382,999 in available credit remaining under this facility.

17.	SUPPLEMENTARY CASH FLOW INFORMATION

	September 30, 2014	September 30, 2013
Net change in non-cash working capital items:
Sales taxes recoverable	$(660,715)	$121,034
Amounts receivable	45,522	(1,184,185)
Prepaid expenses and other assets	(467,154)	(36,824)
Receivable from Bralorne	(1,250,000)	-
Inventory	(923,759)	609,519
Accounts payable and accrued liabilities	1,247,724	(69,683)
Taxes payable	575,868	-
Amounts due to related parties	28,204	(64,526)
	$(1,404,310)	$(624,665)

	September 30, 2014	September 30, 2013
Interest paid	$86,731	$39,738
Taxes paid	$232,140	$-

18.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 15.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

18.	COMMITMENTS (continued)

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	September 30, 2014	December 31, 2013
Not later than one year	$218,940	$254,017
Later than one year and not later than five years	389,839	364,827
Later than five years	61,412	69,499
	$670,191	$688,343

Office lease payments recognized as an expense during the nine months ended September 30, 2014 totalled $64,036 (September 30, 2013 - $42,748).

19.	FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, loan receivable, amounts due to related party, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments in related and other companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents, amounts receivable, and loan receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with one counterparty and all of its stockpile sales are with one other counterparty. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company is also exposed to a significant concentration of credit risk with respect to its loan receivable. The Company has not recorded any allowance against its loan receivable because of the nature of the counterparty and the completion of the acquisition of the counterparty subsequent to September 30, 2014 (Note 20).

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At September 30, 2014, no amounts were held as collateral.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

19.	FINANCIAL INSTRUMENTS (continued)

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.  The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash and cash equivalents at September 30, 2014 in the amount of $8,823,969 (December 31, 2013 - $3,839,595) in order to meet short-term business requirements. At September 30, 2014, the Company had current liabilities of $4,602,323 (December 31, 2013 - $2,196,172). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portion of finance lease obligations is due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and US dollars:

	September 30, 2014		December 31, 2013
	MXN	USD	MXN	USD
Cash and cash equivalents	$6,071,479	$6,984,810	$6,166,837	$2,508,191
Amounts receivable	-	1,219,537	1,897,963	1,197,766
Accounts payable and accrued liabilities	(14,332,726)	(590,594)	(8,768,980)	(408,427)
Warrant liability	-	(278,926)	-	-
Finance lease obligations	-	(2,562,210)	-	(1,579,402)
Net exposure	(8,261,247)	4,772,617	(704,180)	1,718,128
Canadian dollar equivalent	$(689,319)	$5,345,330	$(57,172)	$1,827,401

Based on the net Canadian dollar denominated asset and liability exposures as at September 30, 2014, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the nine months ended September 30, 2014 by approximately $389,778 (December 31, 2013 - $170,734). The Company has not entered into any foreign currency contracts to mitigate this risk.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

19.	FINANCIAL INSTRUMENTS (continued)

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2014, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $283,056 (December 31, 2013 - $383,094), and a 10% change in the market price of gold would have an impact on net earnings of approximately $101,690 (December 31, 2013 - $125,612).

The Company is exposed to price risk with respect to its investments in related companies and its investments in other companies as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At September 30, 2014, a 10% change in market prices would have an impact on net earnings of approximately $6,248 (December 31, 2013 - $14,904).

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(c)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2014:

	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$8,823,969	-	-
Investments in related companies	32,477	-	-
Investments in other companies	70,000	-	-
Financial Liabilities
Warrant liability	-	-	$(312,396)
	$8,926,446	-	$(312,396)

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

20.	SUBSEQUENT EVENTS

Acquisition of Bralorne Gold Mines Ltd. – On October 9, 2014, the shareholders of Bralorne Gold Mines Ltd. (“Bralorne”) voted in favour of the previously announced arrangement whereby Avino will acquire all of the outstanding common shares of Bralorne not already owned by Avino, resulting in Bralorne becoming a wholly owned subsidiary of Avino. This arrangement was completed on October 20, 2014, and under the terms of the arrangement Avino issued 2,636,845 of its common shares to shareholders of Bralorne on that date.

As a result of the completed arrangement, the loan receivable and the investment in associate will be eliminated from the Company’s subsequent statements of financial position, and the share of net loss of equity investee will be eliminated from the subsequent statements of operations and comprehensive income. As of October 20, 2014, 100% of Bralorne’s assets, liabilities, and net income (loss) will be included in the consolidated financial statements of the Company.

Operating Demand Loan – In October 2014, the Company entered into a US$2,000,000 operating demand loan facility with a Canadian Schedule I bank. The facility bears interest at the bank’s U.S. base rate plus 0.25% per annum, payable monthly, is due on demand, and is secured by a general security agreement and a US$2,000,000 cash deposit.